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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FOODARAMA SUPERMARKETS, INC.
(Name of Subject Company (Issuer))

SAKER HOLDINGS CORP. (OFFEROR)
JOSEPH J. SAKER (OFFEROR)
RICHARD J. SAKER (OFFEROR)
JOSEPH J. SAKER, JR. (OFFEROR)
THOMAS A. SAKER (OFFEROR)
GLORIA SAKER (OFFEROR)
NADINE SAKER MOCKLER (OFFEROR)
DENISE SAKER MARDER (OFFEROR)
JOSEPH SAKER FAMILY PARTNERSHIP, L.P. (OFFEROR)
RICHARD JAMES SAKER (OFFEROR)

(Names of Filing Persons (Identifying Status as Offeror,
Issuer or Other Person))

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

344820105
(Cusip Number of Class of Securities)

John A. Aiello
Philip D. Forlenza
Giordano Halleran and Ciesla, P.C.
125 Half Mile Road, P.O. Box 190
Red Bank, New Jersey 07701
(732) 741-3900
(Name, Address, and Telephone Numbers of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

Not Applicable	Not Applicable

*
Set forth the amount on which the filing fee is calculated and state how it was determined.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

  ☒
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-l.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO is filed by the Filing Persons above. Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre-commencement communications by the Filing Persons above.

        This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Foodarama Supermarkets, Inc. The Filing Persons have NOT commenced the tender offer that is referred to in this communication. At such time, if ever, as the tender offer is commenced, the Filing Persons or their affiliate will file with the Securities and Exchange Commission a Schedule TO and related exhibits (including an offer to purchase, a letter of transmittal and other related documents). Shareholders of Foodarama Supermarkets, Inc. are strongly encouraged to read the Schedule TO and related exhibits when they become available because they will contain important information about the tender offer and merger. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all shareholders of Foodarama Supermarkets, Inc.

Item 12.	Exhibits.
Exhibit 99.1	Proposal Letter to Foodarama Supermarkets, Inc. dated December 1, 2005.
Exhibit 99.2	Text of Press Release issued by Foodarama Supermarkets, Inc. on December 2, 2005.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
Exhibit 99.1	Proposal Letter to Foodarama Supermarkets, Inc. dated December 1, 2005.
Exhibit 99.2	Text of Press Release issued by Foodarama Supermarkets, Inc. on December 2, 2005.

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EXHIBIT INDEX